SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                 Report on Form 6-K for the month of March 2003
                                                     -----

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F X                 Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                       Yes ___                       No ____


Enclosures:

1. Press release dated March 04, 2003

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OTE Announces Implementation of Share Buy Back Program

    ATHENS, Greece--(BUSINESS WIRE)--March 4, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that it will proceed with its share buy back based on the one year authorization granted by the shareholders on October 17, 2002 and following the program activation by the Board of Directors.
    OTE is authorized to purchase up to the remainder of the 10% of its share capital, or approximately 7.4% of all shares outstanding, for a price per share comprised between EUR1 and EUR30.
    Mr Lefteris Antonacopoulos, Chairman and CEO, noted "The OTE share price has reached unreasonably low levels substantially under performing the European telecommunications indexes despite our strong fundamentals and our expected dividend yield now exceeding 7%, significantly above our cost of borrowing. Under the circumstances we have decided to take advantage of the share buy back authorization granted by our shareholders."

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.

    CONTACT: OTE
             George Rallis - Investor Relations Officer,
             Tel:        +30 210 611 5888;
             email:      grallis@ote.gr
             or
             Kostas Bratsikas - Investor Relations,
             Tel:        +30 210 611 1428;
             email:      brakon@ote.gr
             or
             Taylor Rafferty:
             London:     +44 20 7936 0400,
             New York:   +1 212-889-4350;
             email:      ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 04 March 2003                By: /s/ Dimitris Kodvatos
                                      -----------------------------------
                                  Name:  Dimitris Kodvatos
                                 Title:  Chief Financial Officer


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